Exhibit 99.1

MY Reports First Quarter 2013 Unaudited Results

ZHONGSHAN, China, May 30, 2013 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights:

•

Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 238MW, or 112 units of 1.5MW WTGs and 35 units of 2.0MW WTGs, an increase of 98.3% compared to 120 MW, or 80 units of 1.5MW WTGs in Q1 2012.

•	Total revenue was RMB805.4 million (US$129.7 million), an increase of 98.1% compared to RMB406.6 million in Q1 2012.

•	Gross profit was RMB89.7 million (US$14.4 million), an increase of 121.3% compared to Q1 2012. Gross margin was 11.1% for Q1 2013, compared to 10.0% in Q1 2012.

•	Total comprehensive income was RMB4.5 million (US$0.7 million), compared to total comprehensive loss of RMB116.2 million in Q1 2012.

•	Total comprehensive income attributable to shareholders was RMB23.3 million (US$3.8 million), compared to total comprehensive loss attributable to shareholders of RMB114.1 million in Q1 2012.

•	Basic and diluted earnings per share was RMB0.19 (US$0.03), compared to basic and diluted loss per share of RMB0.93 in Q1 2012.

Recent Developments

•

Share Repurchase Program – During the first quarter of 2013, the Company did not make any repurchases under its share repurchase program. Since the inception of the program, the Company has repurchased an aggregate of 3,153,897 ADS, representing 3,153,897 ordinary shares of the Company from the open market for an aggregate consideration of approximately US$8.6 million (excluding commissions).

“We have positioned Ming Yang to take advantage of the recovery in the market for wind turbine generators in 2013,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “Our 8.7% market share in China in 2012, in terms of newly installed capacity according to Chinese Wind Energy Association, is a clear vindication of our strategy to focus on offering leading edge, large capacity WTGs and innovative business solutions in China.”

“As the renewable industry in China continues its recovery and downstream customers see tangible improvement in their subsidy rebates, Ming Yang continues to expect increased market demand from its customers in 2013. During the previous downturn, Ming Yang had increased its market share, and now with the market in recovery, it expects to continue to enhance its leading market position.”

“We increased shipment and revenues for our 2.0MW WTGs in the first quarter of 2013. It was the first time that newly signed orders for 2.0MW WTGs exceeded those of 1.5MW WTGs. We expect 2.0MW-class and above WTGs to have firmer pricing and more room for cost reduction. As WTG pricing in China continues to edge slowly upwards, we believe our products are well placed to take advantage of current market opportunities in China and beyond.”

First Quarter 2013 Unaudited Financial Results

Revenue

Revenue in the first quarter of 2013 was RMB805.4 million (US$129.7 million), representing an increase of 98.1% from RMB406.6 million in the corresponding period in 2012. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 238MW, or 112 units of 1.5MW WTGs and 35 units of 2.0MW WTGs compared to 120MW, or 80 units of 1.5MW WTGs for the corresponding period in 2012. The increase in revenue in the first quarter was primarily due to the higher number of WTGs commissioned during the period.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2013 was RMB89.7 million (US$14.4 million), representing an increase of 121.3% from RMB40.5 million for the corresponding period in 2012. Gross margin in the first quarter of 2013 was 11.1%, compared to 10.0% for the corresponding period in 2012. The increase was primarily due to the revenue recognition of 2.0MW WTGs which tend to achieve a higher gross margin than our 1.5MW WTGs.

Selling and Distribution Expenses

Selling and distribution expenses were RMB31.3 million (US$5.0 million) for the first quarter of 2013, compared to RMB70.3 million for the corresponding period in 2012, representing a decrease of 55.4%. The decrease was primarily due to the marketing and bidding expenses incurred in the corresponding period in 2012.

Administrative Expenses

Administrative expenses were RMB62.2 million (US$10.0 million) for the first quarter of 2013, compared to RMB50.2 million for the corresponding period in 2012, representing an increase of 23.9%. The increase was primarily due to an increase in amortization of intangible assets.

Research and Development Expenses

Research and development expenses were RMB17.7 million (US$2.8 million) for the first quarter of 2013, compared to RMB18.6 million for the corresponding period in 2012, representing a decrease of 4.5%.

Net Finance Income/(Expense)

Net finance income was RMB20.7 million (US$3.3 million) for the first quarter of 2013, compared to net finance expense of RMB48.2 million in the corresponding period of 2012.

Finance income was RMB86.8 million (US$14.0 million) for the first quarter of 2013, primarily including a gain of RMB49.9 million (US$8.0 million) from the disposal of shares of Huadian Fuxin Energy Corporation Limited (HKEx: 00816) and EPC capital gains of RMB19.1 million (US$3.1 million).

Finance expense was RMB66.1 million (US$10.6 million) for the first quarter of 2013, compared to RMB69.2 million in the corresponding period of 2012, primarily including mid-term notes interest RMB22.8 million (US$3.7 million) and bank borrowing interest RMB27.8 million (US$4.5 million).

Profit/(Loss) Before Income Tax Expense

Profit before income tax expense was RMB3.7 million (US$0.6 million) for the first quarter of 2013, compared to a loss before income tax expense of RMB126.0 million in the corresponding period of 2012.

Income Tax (Expense)/Benefit

Income tax expense was RMB0.1 million (US$18.2 thousand) for the first quarter of 2013, compared to an income tax benefit of RMB10.5 million in the corresponding period of 2012.

Total Comprehensive Income/(Loss) and Earning/(Loss) per Share

Total comprehensive income for the first quarter of 2013 was RMB4.5 million (US$0.7 million), compared to total comprehensive loss of RMB116.2 million in the corresponding period of 2012.

Total comprehensive income attributable to shareholders was RMB23.3 million (US$3.8 million), compared to total comprehensive loss attributable to shareholders of RMB114.1 million in the corresponding period in 2012. For the first quarter of 2013, basic and diluted earnings per share were RMB0.19 (US$0.03), compared to basic and diluted loss per share of RMB0.93 for the corresponding period in 2012.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2013 were RMB1,004.9 million (US$161.8 million), compared to RMB1,319.7 million as of December 31, 2012.

Business Update

Order Book Update

New Sales Contracts – During the first quarter of 2013, Ming Yang entered into sales contracts for wind power projects with a total output of 349MW, representing 99 units of 1.5MW WTGs and 100 units of 2.0MW WTGs.

Order Backlog – As of March 31, 2013, the Company’s order backlog amounted to 2.2 GW, representing 1,066 units of 1.5MW WTGs, 180 units of 2.0MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 6.1GW, representing 3,622 units of 1.5MW WTGs, 222 units of 2.0MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2108 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on March 29, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Thursday, May 30, at 8:00 am Eastern Time (5:00 am Pacific Time / 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-866-519-4004

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	800-930-346

Please ask to be connected to Q1 2013 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-120-0932 / 800-870-0205

Hong Kong:	800-963-117

Passcode:	7311-2194

The replay will be archived for seven days following the earnings announcement until June 6, 2013.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RMB ’000	RMB ’000	USD ’000
Revenue	406,632	805,404	129,678
Cost of sales	(366,125)	(715,746)	(115,242)

Gross profit	40,507	89,658	14,436
Other income	20,884	5,385	867
Selling and distribution expenses	(70,275)	(31,335)	(5,045)
Administrative expenses	(50,178)	(62,161)	(10,009)
Research and development expenses	(18,576)	(17,736)	(2,856)

Loss from operations	(77,638)	(16,189)	(2,607)
Finance income	21,050	86,798	13,975
Finance expense	(69,215)	(66,072)	(10,638)
Share of loss of associates	(176)	(795)	(128)

(Loss)/profit before income tax expense	(125,979)	3,742	602
Income tax benefit/(expense)	10,544	(113)	(18)

(Loss)/profit for the period	(115,435)	3,629	584

Other comprehensive (loss)/income for the period :
Foreign currency translation differences - foreign operations	(764)	862	139

Total comprehensive (loss)/income for the period	(116,199)	4,491	723

(Loss)/profit attributable to:
Shareholders of the Company	(113,340)	23,326	3,756
Non-controlling interests	(2,095)	(19,697)	(3,171)

	(115,435)	3,629	585
Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(114,104)	23,268	3,746
Non-controlling interests	(2,095)	(18,777)	(3,023)

	(116,199)	4,491	723

Basic and diluted (loss)/earnings per share(1)	(0.93)	0.19	0.03

(1)	The calculation of the basic (loss)/earnings per share is based on the (loss)/profit attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2012	As of March 31, 2013
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	1,053,307	1,057,581	170,281
Intangible assets	427,681	409,720	65,969
Lease prepayments	356,932	358,481	57,719
Investments in associates	9,166	9,291	1,496
Investments in jointly controlled entities	691,837	736,087	118,517
Other investments	7,144	30,154	4,855
Trade and other receivables	930,424	955,417	153,832
Prepayments	66,024	79,748	12,840
Deferred tax assets	174,024	171,090	27,547

Total non-current assets	3,716,539	3,807,569	613,056
Financial assets carried at fair value through profit or loss	168,139	18,587	2,993
Inventories	2,028,435	1,825,788	293,970
Trade and other receivables	4,224,375	4,186,194	674,018
Prepayments	199,970	193,689	31,186
Other current assets	7,511	13,675	2,202
Pledged bank deposits	276,651	278,940	44,912
Cash and cash equivalents	1,319,694	1,004,875	161,795

Total current assets	8,224,775	7,521,748	1,211,076

Total assets	11,941,314	11,329,317	1,824,132

Equity
Issued share capital	850	850	137
Reserves for own shares	(55,113)	(44,628)	(7,186)
Capital reserves	3,670,380	3,670,850	591,044
Translation reserves	(61,191)	(61,249)	(9,862)
Accumulated loss	(28,163)	(4,837)	(779)

Total equity attributable to shareholders of the Company	3,526,763	3,560,986	573,354
Non-controlling interests	110,787	92,010	14,815

Total equity	3,637,550	3,652,996	588,169
Liabilities
Non-current liabilities

Long- term bank loans	354,437	345,772	55,673
Bond payable	986,206	987,763	159,040
Deferred tax liabilities	86,969	82,016	13,205
Provisions	212,064	277,731	44,717
Trade and other payables	83,553	107,200	17,260
Deferred income	280,024	275,424	44,346

Total non-current liabilities	2,003,253	2,075,906	334,241

Current liabilities
Trade and other payables	3,811,342	3,368,458	542,356
Short-term bank and other loans	1,685,685	1,475,332	237,543
Income tax payable	9,789	11,714	1,886
Provisions	178,425	128,796	20,737
Deferred income	34,088	37,832	6,091
Deferred revenue	581,182	578,283	93,109

Total current liabilities	6,300,511	5,600,415	901,722

Total liabilities	8,303,764	7,676,321	1,235,963

Total equity and liabilities	11,941,314	11,329,317	1,824,132

SOURCE China Ming Yang Wind Power Group Limited